SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2024

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, County Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-264992, 333-267160, 333-279017 and 333-280391).

 EXPLANATORY NOTE

On October 25, 2024, the Company issued a press release announcing the acquisition of EpiCapture Limited, a company developing a non-invasive test for monitoring the risk of aggressive prostate cancer. The press release is filed herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description

99.1	Trinity Biotech Enters Oncology Space with Acquisition of Prostate Cancer Focused EpiCapture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Louise Tallon
Louise Tallon
Chief Financial Officer

Date:  October 25, 2024